EXHIBIT 99.1

Re:	Update regarding Expiration of a previous Bid to Purchase B Com Shares

Ramat Gan, Israel – January 25, 2019 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Further to the Company's previous reports regarding the process for selling its holdings in B Communications Ltd., which included mention of an offer that was presented to the Company by one of the potential bidders, the Company reports that the offer has expired and is no longer valid as of today.

As reported before, the offer was also significantly lower than those non-binding offers received by the Company during the initial bidding process. The earlier offers were much higher.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.